GREENWALD CHRISTOPH, P.C.
810 SEVENTH AVENUE
10TH FLOOR
NEW YORK, NY 10019
TEL (212) 489-6359
FAX (212) 246-2698
e-MAIL gkaufmang@gclaw.us

03 APR 22 AM 7:21

April 15, 2003

Securities and Exchange Commissio
Office of International Corporate Fin
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

03022341

SUPPL

Attn.: Filings

Issuer: Gammon Lake Resources Inc.
Exemption: Rule 12g3-2(b)
File No.: 82-4909

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Dear Sirs:

On behalf of Gammon Lake Resources Inc., we are filing the following materials (in each case filings are made with the Ontario Securities Commission, Quebec Securities Commission and Nova Scotia Securities Commission):

1. Quarterly Report, for the period ended January 31, 2003.

2. Material Change Report, dated April 2, 2003, with attached press release.

The exemption has been indicated on the top right hand corner of each document, together with the file number.

Please acknowledge receipt of a copy of this letter by date stamping the duplicate copy of this letter and returning in the self-addressed envelope provided for that purpose.

Very truly yours,

Gary Kaufman

dlw 6/5

Exemption: Rule 12g3-2(b)
File No.: 82-4909

QUARTERLY REPORT **JANUARY 31, 2003**


OCAMPO

GAMMON LAKE RESOURCES INC.



For more information on the photographs shown in this publication please visit the photo gallery on our new website at:

www.gammonlake.com

1A

LETTER FROM THE PRESIDENT



Dear Shareholders,

With recent results currently surpassing previous expectations we feel confident that Gammon Lake Resources Inc. will be in production in the next 12 to 18 months and emerge as one of the important mid-tier producers in the industry.

Gammon Lake Resources Inc. has been advised by Bolnisi Gold NL, of Sydney, Australia, that project optimization work, financial modelling, geotechnical *and engineering investigations, further metallurgical testwork, environmental studies and permitting, are all continuing even with the* planned feasibility document due to be released shortly.

With the anticipation of production beginning in the near future, construction of an underground and open-pit mine is expected to commence this summer. The Company is also considering expanding its current drilling program of 25,000-meters with 4 drills running seven days a week, 24 hours per day. The results to date continue to prove the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined where high-grade ore has been discovered, such as the just recently released drill hole OGDH-13 grading 32.3 g/t gold and 800 g/t silver over 1.5 meters.

Intensive drilling from the surface will not be hindered, even with the upcoming planned underground development and exploration phase. The underground program consisting of ramps and tunnels will give better access to high-grade zones in the area, including the San Juan, Aventurero, Balvanera and Brenda Mine. This underground development will enable us to drill directly in these zones by completing down dip drilling from underground drill stations.

Gammon has also announced that it has taken a 50% stake in a private company, Mexgold Resources Inc. ("Mexgold Resources"). Mexgold Resources is a private junior natural resource issuer, which holds a 100% interest in a single Mexican gold and silver mineral exploration property, known as the "Guadalupe Gold-Silver Project". The Guadalupe Gold-Silver Project is located in Sierra Madre Occidental physiographic province, in Chihuahua State, Mexico. The project is comprised of five mining titles totalling approximately 439.24 hectares with a geological inferred resource of 1.07 million ounces gold and 45 million ounces silver. We feel increasing the Company's resource base will greatly enhance shareholder value.

Yours truly,

Fred George, President
Gammon Lake Resources Inc.

MANAGEMENT DISCUSSION & ANALYSIS





For The Quarter Ended January 31, 2003

This interim management discussion and analysis should be read in conjunction with the interim financial statements of the Company for the six months ended January 31, 2003 and 2002, and the audited consolidated financial statements of the Company for the year ended July 31, 2002 including all accompanying notes to the financial statements.

Description of the Business

Gammon Lake Resources Inc. is a mineral resource Company engaged in the acquisition and development of mineral properties in Mexico. The Company's resources are currently focused on the development of its Ocampo Gold and Silver Project in Chihuahua State, Mexico. The property is divided into two sections; a development project with Australian partner, Bolnisi Gold NL (Bolnisi), who are in the final stages of completing a feasibility study; and the 100% owned Northeast portion of the Ocampo district. Under an earn-in agreement with the Company, Bolnisi is responsible for all expenditures associated with putting the open-pit mine into production; therefore, the Company has been concentrating its financial resources on the Northeast Ocampo district. The Company anticipates it will reach the production stage on both sections of the Ocampo project in the next twelve months.

Overview

The following discussion and analysis provides a summary of selected unaudited consolidated interim financial information for the three months ended January 31, 2003 and 2002, and includes financial information relating to the Company, as well as its direct and indirect wholly-owned subsidiaries. The Company has ongoing advanced stage exploration and development at its Ocampo project. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital, as well as a monthly payment in the amount of $30,000 for a definite term pursuant to the joint venture agreement with Bolnisi Gold NL. Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company is found in its annual information form dated November 8, 2002.

Results of Operations (Year-to-date comparisons)

Operations

During the period, the Company posted a net income of $692,364 compared to the previous year's net loss of $761,086 with an earnings per share of $0.021 compared to a loss per share in the prior year of ($0.031).

Interest revenue increased by $45,074 due to the interest earned on the investment of the proceeds of a common stock issue of $6.5 million completed in May 2002. The Company received six months of management fees in the current year pursuant to a joint venture agreement with Bolnisi Gold NL. The agreement was not signed until March of last year therefore no fees were received in the prior year.







The Company has recorded an unrealized foreign exchange gain of $1,872,009 in the first six months of this fiscal year due to the favorable fluctuation of the Canadian dollar against the Mexican peso and the US dollar. The Company has a long-term debt instrument denominated in US dollars. In addition, the assets and liabilities of an integrated wholly owned subsidiary are denominated in Mexican Pesos. The Company will continue to experience these fluctuations due to the exposure created by its international corporate structure and long term debt. To minimize the exposure to foreign currency fluctuations, the Company holds all surplus funds in Canadian dollars.

General, Administrative and Professional fees have increased in 2003 due to an increased marketing and communications program. As the Company draws closer to production, it has embarked on this program to highlight the exceptional results it has received from its drilling programs both in the Bolnisi-Gammon development project and the 100% owned Northeast portion of the Ocampo district. This effort will continue to increase over the next year as part of a focus to increase shareholder value through market exposure and continued project success.

Exploration and Development

Bolnisi-Gammon development project

The Bolnisi-Gammon development project is nearing the completion of its final feasibility study leading to a production decision. As all drilling and capital costs to put the mine into production are covered by Bolnisi during this earn-in period, no expenditures on this part of the property have been capitalized to the mineral properties. Bolnisi has also reported that the average gold and silver grades of the master metallurgical testwork composite samples and the Ocampo deposits within the Earn-In Area at the Ocampo project area are approximately 2.6 g/t gold and 90 g/t silver. The weighted average recoveries for gold and silver at the Ocampo area under development is reported as 96.6% and 95.4%, respectively, for flotation/cyanide leaching. The results have exceeded the Company's expectations and should have a favorable impact on final feasibility. Under the Earn-In Agreement entered into by Bolnisi Gold NL with Gammon Lake Resources Inc. in March 2002, Bolnisi must place, at its sole expense, the proposed joint venture open-pit project into production at a rate of not less than 1,250,000 tonnes per year of ore processed to earn its sixty percent (60%) interest. This must be achieved by September 2003, or Bolnisi will be subject to a $C 100,000 per month penalty; and, in any event, Bolnisi must have the proposed joint venture open-pit project in production at the above level by February 2004 or it will not earn its interest.

100% Owned Northeast Ocampo

The Company continues to focus its financial resources on the 100% owned Northeast Ocampo district with expenditures during the quarter of $2 million. Drilling continues on a 25,000-meter program with 4 drill rigs running seven days a week, 24 hours per day. The results to date continue to prove the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined where high-grade ore has been discovered. The Company will embark on an underground development and exploration phase while continuing its intensive drilling from surface. The underground program will include the construction of approximately 2.5 kms of ramps and tunnels, which will allow the Company to access high-grade zones for underground drilling directly in these zones. This will better define the high-grade zones and extend the depth capacity that



Gammon is able to reach by completing down dip drilling from underground drill stations. The underground development will be positioned several hundred meters below previously drill indicated high-grade gold/silver resources. This program will allow more focused targeting of ore zones and put the Company in a position to extract ore from the underground development. For the above reasons, the Company has made the decision that it makes more sense to embark on the underground exploration/development than to solely focus on delineating the ore zones from surface drilling. It is anticipated that the cost of this program will be $2,000,000 CAD over a period of seven months.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at January 31, 2003 was $4,890,322 compared to July 31, 2003 at $6,229,517 for a difference of $1,339,195. The Company currently has an adequate liquidity base with which to support its general operations and exploration and development activities on the Northeast portion of the Ocampo district as it moves into the next phase of production and extraction over the next year. The Company has long term debt denominated in US dollars and some of the Company's receivables and payables are denominated in Mexican Pesos.



The Company received $1,813,516 ($1,031,613 – 2002) from the issuance of shares due to the exercise of options and warrants during the period at an average price of $1.01 per share. During the six-month period, the Company invested $1,164,773 more in its mineral properties than in the previous year as a result of a comprehensive drilling program undertaken in the current fiscal year. The Company also acquired shares in a private Company; Mexgold Resources Inc. Further details on this acquisition can be found in note 3 of the financial statements. An additional $395,374 was needed to support ongoing operational needs during the period and was reduced from the previous year's operational cash requirements of $821,510 during the same period.

The Company currently has 8,648,200 in-the-money options and warrants for a total value of $8,685,400 of which a total of 3,242,200 in-the-money options and warrants with a value of $4,043,055 have expiry dates in 2003 with the remaining expiring in the years 2005, 2006 and 2007. The Company has also secured advance approval at its annual meeting for the issuance of one or more private placements up to 36,453,766 common shares. The Company expects, within the next year, a significant change in the source of its liquidity as it moves from investor financing to operational cash flows.

The Company may require additional funds for working capital, unanticipated business opportunities or expenditures. The Company may also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Company's properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above.



Outlook

The Company continues to be optimistic about both the Gammon-Bolnisi development and the 100% owned Northeast sector Ocampo property in Mexico. The Bolnisi feasibility study will be released in the next month and will form the basis of the next steps the Company will need to take in the development of the property.

With the building of ramps and tunnels on the Northeast Ocampo property, the Company will be in a position to start extraction of the ore after infill drilling has been completed from underground drill stations. In addition, the Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project. Based on underground mining and processing costs of US $33 per tonne, seventy-one percent (71%) of the drill intercepts to date have been above cut-off grade and averaged 7.5 grams per tonne gold and 320 grams per tonne silver.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration programs on its mineral properties and its ability to obtain equity financing.



Forward-looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

GAMMON LAKE RESOURCES INC.

Interim Consolidated Statements of Earnings and Deficit

(Unaudited) Periods Ended January 31	**Three Months 2003**	Three Months 2002	**Six Months 2003**	Six Months 2002
Interest income	$ **17,060**	$ 379	$ **64,530**	$ 19,456
Management Fees (Note 6(d))	**90,000**	-	**180,000**	-
	107,060	379	**244,530**	19,456
Expenses				
Amortization	**1,505**	1,047	**2,319**	2,094
Foreign exchange gain	**(1,806,598)**	-	**(1,872,009)**	-
General and administrative	**400,341**	131,784	**539,294**	211,628
Management fees	**-**	9,000	**-**	18,000
Professional fees	**640,882**	183,544	**786,758**	509,472
Wages and benefits	**52,026**	19,649	**95,804**	39,348
	(711,844)	345,024	**(447,834)**	780,542
Net earnings (loss)	$ **818,904**	$ (344,645)	$ **692,364**	$ (761,086)
Earnings (loss) per share (Note 9)	$ **0. 024**	$ (0.014)	$ **0.021**	$ (0.031)
Diluted earnings (loss) per share (Note 9)	$ **0.022**	$ (0.014)	$ **0.019**	$ (0.031)
Deficit, beginning of period	$ **(6,228,234)**	$ (4,310,474)	$ **(6,101,694)**	$ (3,894,033)
Net earnings (loss)	**818,904**	(344,645)	**692,364**	(761,086)
Deficit, end of period	$ **(5,409,330)**	$ (4,655,119)	$ **(5,409,330)**	$ (4,655,119)

See accompanying notes to the interim consolidated financial statements.

GAMMON LAKE RESOURCES INC.

Interim Consolidated Balance Sheets

(Unaudited)	January 31 2003	July 31 2002
Assets		
Current		
Cash and cash equivalents	$ 5,563,758	$ 6,398,305
Receivables		
Commodity taxes	296,743	190,489
Other	35,819	149,127
Prepaids	4,000	4,000
	5,900,320	6,741,921
Investment in affiliated company (Note 3)	500,000	-
Capital assets (Note 4)	30,215	25,919
Mineral properties and related deferred costs (Notes 5 and 6)	50,791,952	48,785,981
	$ 57,222,487	$ 55,553,821
Liabilities		
Current		
Payables and accruals	$ 673,436	$ 168,788
Long term debt (Note 7)	10,703,000	11,028,111
Future income taxes (Note 11)	10,130,000	11,417,000
	21,506,436	22,613,899
Shareholders' Equity		
Capital stock (Note 8)	40,855,131	39,041,616
Contributed surplus (Note 8)	270,250	-
Deficit	(5,409,330)	(6,101,694)
	$ 35,716,051	$ 32,939,922
	$ 57,222,487	$ 55,553,821

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 6)
Subsequent event (Note 15)

On behalf of the Board

"Fred George" Director   " Brad Langille" Director

See accompanying notes to the interim consolidated financial statements.

GAMMON LAKE RESOURCES INC.

Interim Consolidated Statement of Cash Flows

(Unaudited) Periods Ended January 31	**Three Months 2003**	Three Months 2002	**Six Months 2003**	Six Months 2002
Increase (decrease) in cash and cash equivalents				
Operating				
Net earnings (loss)	$ **818,904**	$ (344,645)	$ **692,364**	$ (761,086)
Amortization	**1,505**	1,047	**2,319**	2,094
Foreign exchange gain	**(1,806,598)**	-	**(1,872,009)**	-
Stock option expense	**270,250**	-	**270,250**	-
	(715,939)	(343,598)	**(907,076)**	(758,992)
Change in non-cash operating working capital (Note 10)	**561,980**	(140,272)	**511,702**	(62,518)
Cash flow from operations	**(153,959)**	(483,870)	**(395,374)**	(821,510)
Financing				
Net proceeds from issuance of capital stock	**1,755,427**	239,205	**1,813,516**	1,031,613
Investing				
Acquisition of investment	**(500,000)**	-	**(500,000)**	-
Acquisition of capital assets	**(6,505)**	-	**(6,615)**	(1,262)
Expenditures on mineral properties and related deferred costs	**(1,272,808)**	(465,027)	**(1,746,073)**	(581,300)
	(1,779,313)	(465,027)	**(2,252,688)**	(582,562)
Decrease in cash and cash equivalents	**(177,845)**	(558,892)	**(834,547)**	(372,459)
Cash and cash equivalents				
Beginning of periods	**5,741,603**	656,348	**6,398,305**	469,915
End of periods (Note 10)	$ **5,563,758**	$ 97,456	$ **5,563,758**	$ 97,456
Cash flow per share from operations (Note 9)	$ **(0.005)**	$ (0.019)	$ **(0.012)**	$ (0.034)

See accompanying notes to the interim consolidated financial statements.

1. Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the "Company") is a publicly traded Company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

The Company will have to raise additional funds to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Gammon Lake Resources Inc.'s financial position as at January 31, 2003 as well as its results of operations and cash flows for the three month and six month periods ended January 31, 2003 and 2002.

The unaudited interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as disclosed herein.

These consolidated financial statements include the accounts of the Company plus Gammon Lake Resources (NS) Incorporated and its wholly owned subsidiaries, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company's share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

2. Summary of significant accounting policies (continued)

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Mineral properties and related deferred costs

Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

Long Term Investments

The Company accounts for its investment in a company over which it has significant influence using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received.

Capital assets and amortization

Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Stock based compensation and change in accounting policy

Effective August 1, 2002, the Company adopted the recommendations of Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has chosen the latter alternative and the required pro forma information is presented in Note 8.

This policy has been adopted prospectively without retroactive application to financial statements of prior periods.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and *liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the* differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Earnings (loss) per common share

Earnings (loss) per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Future site restoration and abandonment costs

Estimated costs of future site restoration and abandonments, net of recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at January 31, 2003, no provision has been provided in the interim consolidated financial statements.

3. Investment in affiliated company

The Company's long-term investment, carried at equity, consists of 5,000,000 shares, representing a 50% subscribed interest in the issued and outstanding common shares of Mexgold Resources Inc. ("Mexgold"). Mexgold is a private junior natural resource issuer, which holds a 100% interest in a single Mexican gold and silver mineral exploration property, known as the "Guadalupe Gold-Silver Project". Mexgold has entered into a letter of intent to merge with Seven Clans Resources Inc., a public junior natural resource company listed on the TSX Venture Exchange (TSXV: SCR). Upon completion of this merger, which is subject to shareholder and regulatory approval, it is expected that the Company will own 27.4% of the issued and outstanding shares of Seven Clans Resources Inc. on a non-diluted basis.

4. Capital assets

	January 31, 2003			July 31, 2002		
	Cost	Accumulated Amortization	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 9,272	$ 5,020	**$ 4,252**	$ 6,752	$ 4,616	$ 2,136
Exploration equipment	39,405	18,163	**21,242**	39,283	16,425	22,858
Furniture and equipment	6,943	2,222	**4,721**	2,957	2,032	925
	$ 55,620	$ 25,405	**$ 30,215**	$ 48,992	$ 23,073	$ 25,919

5. Mineral properties and related deferred costs

For the six month period ended January 31, 2003

	Balance July 31, 2002	Expenditures during the period	Balance Jan. 31, 2003
Mexico			
La Cuesta and Santa Maria	$ 1,063,448	$ -	$ 1,063,448
Ocampo	47,722,533	2,005,971	49,728,504
	$ 48,785,981	$ 2,005,971	$ 50,791,952

Included in current period expenditures are future income taxes of $259,898.

6. Commitments and contingencies

Option and joint venture agreements

a) Minera Fuerte Mayo, S.A. de C.V. ("Fuerte Mayo")

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

In April 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfil the above conditions of the joint venture agreement. The Company can acquire the additional interest after completing CDN $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proved gold reserves. The Company has fulfilled all drilling and exploration expenditures required under the contract to acquire the remaining 40% interest. Fuerte Mayo has given the Company permission to contract with the underlying concession holder directly to obtain the remaining 40% interest in the property (see Note 15).

b) Minerales de Soyopa, S.A. de C.V. ("Soyopa")

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 7.

Under the terms of the agreement, the 5,000,000 common shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company has determined a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

c) Compania Minera Global, S.A. de C.V. ("Global")

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property. As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

d) Bolnisi Gold NL ("Bolnisi")

On March 25, 2002, the Company entered into an Earn in Agreement with Bolnisi over certain areas of the Ocampo property.

A summary of the significant terms and conditions of the agreement are as follows:

i.) Bolnisi will pay the Company $30,000 CDN per month commencing April 2002 until the completion of the earn-in period.

ii.) Bolnisi will complete the feasibility study commenced by the Company.

iii.) At the completion of the feasibility study, Bolnisi may withdraw from the agreement if it is not subjectively satisfied with the results of the study without any further obligations to the Company.

iv.) Bolnisi will earn a 60% interest in the properties under agreement once the project has been placed into production at a rate of not less that 1.25 million tonnes per annum. Bolnisi is responsible for all costs associated with putting the project into production.

v.) If the property is not placed into production within a period of 18 months, a $100,000 CDN penalty per month will apply until completion. If the property has not been placed into production within 24 months of the due diligence period, the earn-in agreement will be null and void and the Company will retain 100% ownership of the properties.

vi.) Bolnisi was granted a right of first refusal to develop the Company's remaining properties.

A summary of the future commitments based on the above noted option and joint venture agreements at January 31, 2003 are set out in the following table:

Agreement	Consideration	Terms
Minera Fuerte Mayo, S.A. de C.V.	US $211,526	Upon sale of the property
Compania Minera Global, S.A. de C.V.	US $1,000,000	Upon sale of the property

7. Long term debt

	January 31 2003	July 31 2002
Soyopa loan, non-interest bearing, translated to Canadian dollars at the balance sheet date.	$ 10,703,000	$ 11,028,111

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.) US $3,500,000 on or before November 23, 2006;

ii.) US $3,500,000 on or before November 23, 2007;

iii.) In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.) In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

8. Capital stock

Authorized:

Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

Issued and outstanding:		**Number of Common shares**		**Ascribed value**
Balance – July 31, 2001	$	20,680,066	$	27,525,823
Issued during the year ended July 31, 2002:				
Pursuant to joint venture agreement				
Minerales de Soyopa, S.A. de C.V. (Ocampo property)		5,000,000		2,600,000[(1)]
For cash pursuant to private placements		7,525,000		7,737,000
For cash upon exercise of share purchase options		1,155,000		760,000
For cash upon exercise of special warrants		519,250		233,662
For cash upon exercise of share purchase warrants		1,410,700		951,956
For cash upon exercise of compensation warrants		163,750		99,888
Less: share issue costs		-		(866,713)
Balance – July 31, 2002	$	36,453,766	$	39,041,616
Issued during the six month period ended January 31, 2003:				
For cash upon exercise of share purchase options		755,500		825,800
For cash upon exercise of share purchase warrants		1,013,850		967,127
For cash upon exercise of compensation warrants		33,750		20,588
Balance – January 31, 2003	$	38,256,866	$	40,855,131

(1) Pursuant to an agreement with Soyopa, the Company issued 5,000,000 shares to Soyopa at a price of $0.52 per share, representing the approximate trading value at the time the agreement was entered into.

14

Escrow shares

As at January 31, 2003, 3,482,952 (July 31, 2002 – 3,966,926) common shares issued to promoters of Gammon Lake Resources Inc. and other investors are held in escrow and will be released subject to certain regulatory approvals.

Share purchase warrants

A summary of the 3,217,200 outstanding warrants to purchase common shares as at January 31, 2003 is as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price
979,700	October 9, 2003	$0.65
2,237,500	November 30, 2003	$1.50

During the three month period ended January 31, 2003, 100,000 share purchase warrants expired.

Compensation warrants

With respect to a private placement offering of October 12, 2001, the Company granted 197,500 non-assignable broker's options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitled the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003. By January 31, 2003, all of these compensation warrants had been exercised.

With respect to a private placement of May 31, 2002, the Company granted 260,000 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit for $1.50 per unit. Each unit consists of one common share and one half of a common share purchase warrant. Each purchase warrant entitles the underwriter to acquire one common share of the Company at $1.50 per share. At January 31, 2003 none of these compensation warrants had been exercised.

Stock options

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares, which may be reserved for issuance under the plan, shall be 9,125,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 8,953,300 options have been granted pursuant to the Company's stock option plan of which 3,482,300 have been exercised or have expired. Set forth below is a summary of the outstanding options to purchase common shares as at January 31, 2003.

8. Capital stock (continued)

Holder	Number of Shares Under Option	Expiration Date	Exercise Price
Director	40,000	January 31, 2005	$ 2.40
Directors	490,000	April 25, 2006	$ 1.50
Consultants and employees	38,000	April 25, 2006	$ 1.50
Directors	360,000	September 26, 2006	$ 0.50
Consultants	60,000	September 26, 2006	$ 0.50
Directors	400,000	January 18, 2007	$ 0.70
Consultants	100,000	March 1, 2007	$ 0.90
Consultants	400,000	March 1, 2007	$ 0.93
Officers	150,000	February 7, 2007	$ 0.75
Consultants	75,000	February 7, 2007	$ 0.75
Directors	700,000	March 15, 2007	$ 0.80
Consultants	648,000	March 15, 2007	$ 0.80
Consultants	35,000	April 24, 2007	$ 1.30
Consultant	300,000	May 21, 2007	$ 1.60
Consultant	25,000	June 25, 2003	$ 2.00
Consultant	500,000	October 9, 2005	$ 1.01
Directors	1,150,000	October 9, 2007	$ 1.01

Fixed Options	**Six Month Period Ended January 31, 2003**		Year Ended July 31, 2002	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding, beginning of period	**4,576,500**	**$ 0.98**	1,111,500	$ 1.64
Granted	**1,650,000**	**$ 1.01**	4,720,000	$ 1.80
Expired	**-**	**$ -**	(100,000)	$ 2.00
Exercised	**(755,500)**	**$ (1.09)**	(1,155,000)	$ 0.66
Outstanding, end of period	**5,471,000**	**$ 0.97**	4,576,500	$ 0.98
Options exercisable, end of period	**5,471,000**	**$ 0.97**	2,371,500	$ 1.04

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. *Had stock-based compensation for* 1,150,000 *options granted under the Plan since July* 31, 2002 *been determined on the basis of the fair value at* the date of grant in accordance with the fair value method of accounting for stock-based compensation, and if the options had been exerciseable the Company's pro forma net earnings and earnings per share for the six month period ended January 31, 2003 would have been as follows:

	Net Earnings (Loss)	Earnings (Loss) Per Share	Diluted Earnings (Loss) Per Share
As reported	$ 692,364	$ 0.021	$ 0.019
Pro forma			
2 years	$ 70,789	$ 0.002	$ 0.002
5 years	$ (192,906)	$ (0.006)	$ (0.015)

Due to uncertainty of the expected life of the options granted during the six month period ended January 31, 2003, the Company has provided a range for expected option life based on management's best estimate. For purposes of the calculations on the foregoing table, the fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants:

	2 Year	5 Year
Dividend yield	0%	0%
Expected volatility	100%	100%
Risk free interest rate	3.33%	4.2%
Expected life	2 years	5 years

During the six month period ended January 31, 2003, 500,000 options were granted to a consultant which has been based on the fair value of the options on the date granted. For the purposes of this calculation, the fair value of options was estimated using an expected life of two years. No amount was recorded with respect to the 500,000 options granted under a consulting agreement dated October 15, 2002 during the three month period ended October 31, 2002 as these services were not provided until the three month period ended January 31, 2003. As a result, $270,250 was recorded as professional fees and contributed surplus.

9. Earnings and cash flow per share

Earnings *and cash flow from operations per share is calculated based on the weighted average* number of shares outstanding during the three month period ended January 31, 2003 of 33,663,739 (2002 – 25,293,858) and during the six month period ended January 31, 2003 of 33,340,922 (2002 – 24,303,629). Escrow shares are not included in the weighted average number of shares outstanding.

9. Earnings and cash flow per share (continued)

Diluted earnings (loss) and cash flow per share is based on the assumption that options under the stock options plan and warrants have been exercised on the later of the beginning of the year and the date granted. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market rate. The diluted earnings (loss) per share is based on the diluted weighted-average number of shares outstanding during the three months ended January 31, 2003 of 37,240,456 and the six months ended January 31, 2003 of 35,653,495. The diluted weighted-average number of shares for the three-month period and the six-month period ended January 31, 2002 were not presented, as all factors are anti-dilutive. Cash flow per share is calculated on cash flows from operations.

10. Supplemental cash flow information

Period Ended January 31	**Three Months 2003**	Three Months 2002	**Six Months 2003**	Six Months 2002
Change in non-cash operating working capital:				
Receivables	**$ 58,094**	$ 44,721	**$ 7,054**	$ 22,481
Prepaids	**-**	-	**-**	94
Payables and accruals	**503,886**	30,679	**504,648**	(36,291)
	$ 561,980	$ 75,400	**$ 511,702**	$ (13,716)
Interest and income taxes paid:				
Interest	**$ 2,186**	$ Nil	**$ 2,672**	$ Nil
Income taxes	**$ Nil**	$ Nil	**$ Nil**	$ Nil

	January 31 2003	January 31 2002
Cash and cash equivalents consist of:		
Cash on hand and balances with banks	**$ 1,558,699**	$ 97,456
Temporary money market instruments	**4,005,059**	-
	$ 5,563,758	$ 97,456

11. Income taxes

The following table reconciles the expected income tax payable (recovery) at the statutory income tax rate to the amounts recognized in the consolidated statements of earnings for the periods ended January 31, 2003 and 2002.

	Three Months 2003	Three Months 2002	Six Months 2003	Six Months 2002
Net earnings (loss)	$ 818,904	$ (344,645)	$ 692,364	$ (761,086)
Income Tax Rate	42.12%	44.12%	42.12%	44.12%
Expected income tax payable (recovery)	345,000	(152,057)	292,000	(335,791)
Statutory rate change	(43,000)	-	(43,000)	-
Tax effect of foreign exchange gains that are not taxable for income tax purposes	(761,000)	-	(761,000)	-
Valuation allowance	459,000	152,057	512,000	335,791
Provision for income taxes	$ -	$ -	$ -	$ -

The following table reflects future income tax liabilities at January 31, 2003 and July 31, 2002.

	January 31 2003	July 31 2002
Accounting value of mineral properties and related deferred costs in excess of tax value	$ 11,469,000	$ 12,756,000
Deductible share issue costs	(442,000)	(442,000)
Non-capital losses carried forward	(3,493,000)	(3,024,000)
	7,534,000	9,290,000
Valuation allowance	2,596,000	2,127,000
Future income tax liabilities recognized	$ 10,130,000	$ 11,417,000

At July 31, 2002, the Company's fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to offset future taxable income relative to the carrying value of the properties. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company has

11. Income taxes (continued)

non-capital losses of approximately $8,104,393, which are due to expire as follows, unless applied against future taxable income. The benefits of the Canadian losses have not been recognized in these consolidated financial statements.

	Canada	Mexico	Total
July 31, 2003	$ 7,357	$ -	$ 7,357
July 31, 2004	311,475	-	311,475
July 31, 2005	197,741	-	197,741
July 31, 2006	367,364	-	367,364
July 31, 2007	887,312	-	887,312
July 31, 2008	1,349,367	-	1,349,367
July 31, 2009	798,312	-	798,312
July 31, 2010	-	1,964,747	1,964,747
July 31, 2012	-	2,220,718	2,220,718
	$ 3,918,928	$ 4,185,465	$ 8,104,393

12. Related party transactions

The Company paid the following amounts to Directors and companies controlled by Directors:

January 31,	**Three Months 2003**	Three Months 2002	**Six Months 2003**	Six Months 2002
Management fees	**$ -**	$ 9,000	**$ -**	$ 18,000
Mineral property exploration expenditures	**92,569**	12,116	**79,107**	24,231
Promotional fees	**-**	12,539	**-**	25,077
Professional fees	**49,438**	127,706	**102,423**	162,206
	$ 142,007	$ 161,361	**$ 181,530**	$ 229,514

At January 31,2003 the Company had bonuses payable to directors of $100,000.

20

13. Financial instruments

At January 31, 2003, the Company's financial instruments consisted of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company's receivables and payables are denominated in Mexican Pesos and the Company's long term debt is denominated in United States dollars and are translated at the period end based on the Company's accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.

The Company estimates that the fair value of its cash and cash equivalents, receivables investment in affiliated company and payables approximate their carrying values. There is no satisfactory market for the Company's long term debt based on the nature of the transaction and the uncertainty and potentially broad range of outcomes pertaining to the future cash outflows related which renders the calculation of fair value with approximate reliability impractical.

14. Comparative figures

Certain of the comparative figures for 2002 have been reclassified to conform to the financial statement presentation adopted for the current period.

15. Subsequent event

On February 21, 2003, the Company acquired the remaining forty percent (40%) of the title and interest in a group of claims located in the municipality of Ocampo from Compania Minera Brenda S.A. de C.V. ("Minera Brenda"). The Company agreed to pay eight percent (8%) of net profits attributable to the development of the mining claims and their concessions up to a maximum of US $2,000,000. An additional US $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of 2 million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full US $2,000,000 becomes due and payable at that time.

21

GAMMON LAKE RESOURCES INC.

202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, NS B3B 1T5
Canada

Telephone: (902) 468-0614
Fax: (902) 468-0631
E-mail: gammonl@sprint.ca

www.gammonlake.com

22

Exemption: Rule 12g3-2(b)
File No.: 82-4909

**GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73
OF THE QUEBEC SECURITIES ACT, SECTION 75(2)
OF THE ONTARIO SECURITIES ACT AND SECTION 81(2)
OF THE NOVA SCOTIA SECURITIES ACT**

03 APR 22 AM 7:21

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

April 2, 2003

3. Publication of Material Change

The press release attached as Schedule A was released over CCN Matthews Newswire on April 2, 2003.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia. The common shares of Gammon Lake Resources Inc. are listed on the Toronto Stock Exchange under the trading symbol, "GAM".

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Bradley H. Langille, President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia

B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 2nd day of April 2003.

(Sgd.) "Bradley H. Langille"

Bradley H. Langille – Chief Executive Officer
Gammon Lake Resources Inc.

Gammon//MCR/MCR.Apr.2.03.

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 5-2003 April 2, 2003

DRILLING ENCOUNTERS NEW HIGH-GRADE ZONE IN COMPANY'S 100%-OWNED OCAMPO PROJECT AREA.

Two New Holes Hit High-Grade in New Rosario Zone; OG-48 Cuts 6 Metres 33.4 g/t Gold and 975 g/t Silver and OG-35 Cuts 4.5 Metres of 12.4 g/t Gold and 912 g/t Silver. OG-48 includes 1.98 ounces (61.5 grams) per tonne gold and 52.57 ounces (1,634 grams) per tonne silver over 3 meters (10 feet).

Construction of a 4 x 4.5 Metre Decline Ramp Has Begun, Expanding The Nature and Scope of Gammon's Exploration and Development Program At the 100%-Owned Ocampo Gold/Silver Project.

Bolnisi Projects That Construction at the Open-Pit Ocampo Project; Where Bolnisi is Earning a 60% Interest Will Commence Early in the Second Half of 2003 and Production To Commence By the End of This Year.

Gammon Lake Resources Inc. (GAM:TSX; U.S. OTC:GMLRF) is pleased to report drill results from a new high-grade zone encountered at its 100%-owned Ocampo project area. Highlights of new drill results, from the new Rosario structure, as shown in the accompanying table, include OG-48 which intersected 6 metres of 33.4 g/t gold and 975 g/t silver, and hole OG-35 which reported 4.5 metres of 12.4 g/t gold and 912 g/t silver. Hole OG-48 also included 1.98 ounces (61.5 grams) per tonne gold and 52.57 ounces (1,634 grams) per tonne silver over 3 meters (10 feet). The true width of the intercept results remains to be determined.

Drilling continues on a 25,000-metre program with 4 drill rigs running around the clock. The results to date continue to prove the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined.

Drilling in the new Rosario zones intercepted high-grade gold and silver results at approximately the same elevation as the high-grade zone at the Aventurero structure. Elevationally controlled high-grade zones are a common feature in epithermal gold/silver deposits, suggesting that many of the other structures on the property that have not been drilled to this depth could very well have elevated grades as Gammon Lake continues drilling down dip along such structures.

The recognition of the presence of this high-grade elevational horizon in multiple structures has greatly expanded the exploration potential of the 27-kilometres of mineralized structures contained within the 100%-owned Ocampo gold/silver project.

'Continued on Page 2'

New drill results at 100%-owned Ocampo project area

Target	Drill Hole	From	To	Interval (Metres)	Gold g/t	Silver g/t	eAu g/t (65:1)
Rosario	OGDH-48	81	87	6	33.4	975	48.40
	includes	84	87	3	61.5	1,635	86.65
San Amado	and	51	52.5	1.5	14.1	848	27.15
	and	58.5	61.5	3	8.4	149	10.69
Aventurero	OGDH-46	189	190.5	1.5	3	16	3.25
	and	282	283.5	1.5	1.7	145	3.93
	OGDH-44	166.5	168	1.5	36.4	225	39.86
	OG-39	112.5	117	4.5	5	769	16.83
	includes	112.5	115.5	3	7.3	1,040	23.30
	and	135	139.5	4.5	0.9	158	3.33
	OGDH-36	201	211.5	10.5	2	167	4.57
	includes	201	204	3	5.1	155	7.48
Rosario	OGDH-35	120	124.5	4.5	12.4	912	26.43
	and	129	130.5	1.5	1.8	116	3.58
La Cruz	and	235.5	237	1.5	4.8	218	8.15
La Puerta	OGDH-33	40.5	48	7.5	1.1	34	1.62
San Juan	OGDH-31	231	235.5	4.5	1.1	157	3.52
Aventurero	OGDH-29	147.6	150.6	3	1.1	195	4.10
Los Muertos		260.1	261.6	1.5	2.9	61	3.84
San Juan		323.1	324.6	1.5	10.4	36	10.95
Aventurero	OGDH-27	213.9	215.4	1.5	0.2	304	4.88
	and	282.9	284.4	1.5	8	10	8.15

Gold equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61.

OGDH-25, 26, 28, 30, 32, 34, 37, 38, 40, 41, 42, 43, 45, 47 intersected low-grade.

Underground Exploration Expands as Intensive Drilling Continues From Surface.

Exploration results at the Company's wholly-owned high-grade Ocampo project area have been so successful that the Company is adding an underground development and exploration phase while continuing its intensive drilling from surface. The underground program includes the construction of 2.5 kms of 4 x 4.5-metre ramps and tunnels to access the San Juan, Aventurero, Balvanera, Rosario and Brenda Mine veins. Ramp construction began on March 15th.

The opening of ramps and tunnels will allow the Company to access high-grade zones for underground drilling directly in these zones. This will better define the high-grade zones and extend the depth capacity that Gammon is able to reach by completing down dip drilling from underground drill stations. The underground development will be positioned several hundred metres below previously drill indicated high-grade gold/silver resources.

'Continued on Page 3'

The new underground development and exploration program is illustrated in a 3-D diagram which shows positioning of proposed ramps and tunnels in relation to intersecting high-grade zones discovered by drilling from surface.

Aventurero
184 Zone


Earth Surface
1900
1800
1700
1600
1500
1400
ODH-184
8/19.0/408
OGDH-13
3/8.5/123
4.5/19.9/580
Aventurero Structure

3.1/7.5/429 - Meters/grams per tonne Gold/grams per tonne Silver

The Company also believes that the underground exploration program will facilitate the discovery of hidden high-grade structures with little or no surface expression.

In addition to better defining a large high-grade underground resource, Gammon Lake will be in a position to start extraction of the ore after infill drilling has been completed from underground drill stations. The access ramps will be constructed 4-metres wide by 4.5-metres high to facilitate the mining and extraction of ore from a future large-scale underground operation. As an added benefit, the Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project.

Update On Bolnisi Project Earn-In Project Area.

Bolnisi Gold NL, of Sydney, Australia, which is earning in a 60% interest in an open-pit gold/silver project in another section of the Ocampo project, has also reported further information on the advancement on this project in its Half-Year Financial Report for the year ended December 31, 2002.

Bolnisi projects that construction at the open-pit Ocampo project will commence early in the second half of 2003 with production to commence at the end of this year. A final feasibility study was well advanced toward completion by year-end 2002, and Gammon Lake expects to receive the final feasibility study in April.

Under the Earn-In Agreement, Bolnisi pays Gammon Lake CDN $30,000 per month, increasing to CDN $100,000 per month if the project is not in production by this September. Bolnisi is obliged to provide written notice within ten days of completion of its feasibility study that it will proceed to establish a joint venture to develop the area of interest at an annualized rate of production of at least 1.25 million tonnes of ore in order to earn its 60% interest. According to an independent report issued by the engineering consultant firm of Pincock, Allen & Holt, dated April 8, 2002, Gammon's 40% interest should be in excess of 40,000 ounces of gold-equivalent per year from this project, with no capital payback.

'Continued on Page 4'

Bolnisi reported that results from drilling undertaken in the last quarter of 2002 are being processed with updated geological models to be completed in the near future. Whittle 4X pit optimization work will be redone progressively using updated models. Bolnisi said that optimization work and financial modeling based on the preliminary geological model and pit optimizations has determined a very robust and financially viable project producing approximately 100,000 ounces of gold-equivalent for at least 5 years. The company also reported that environmental work and permitting is in progress.

Bolnisi also reported on continuing metallurgical and process engineering work at the open-pit project. A series of cyanide leach, gravity/leach, and float/leach tests have been performed on the Ocampo Project master composites to determine the most economic and practical process flow sheet for the Ocampo deposits. In addition to these tests, standard comminution and other tests required for process design have been completed. Variability testing of individual samples from the Ocampo deposits, of which the master composites are comprised, is currently in progress. The Bond ball millwork index variability tests have been completed. The average gold and silver grades of the master composites and for the Ocampo deposits are approximately 2.6 g/t Au and 90 g/t Ag.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Clancy Wendt, P.Geo., an independent third party geologist has reviewed all technical data and is the qualified person responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.